American Skandia Trust
For the period ended 12/31/04
File number 811-5186

                                  SUB-ITEM 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENT
                  --------------------------------------------

                             AMERICAN SKANDIA TRUST

      Prospectus and Statement of Additional Information dated May 1, 2004

                       Supplement dated November 29, 2004

         THE BOARD OF TRUSTEES OF AMERICAN SKANDIA TRUST (THE "TRUST"), AT A MEETING HELD ON NOVEMBER 18, 2004, APPROVED THE IMMEDIATE TERMINATION OF THE TRUST'S SUPPLEMENTAL DISTRIBUTION PLAN (THE "DISTRIBUTION PLAN").

         As a result of the termination of the Distribution Plan, the section of the Prospectus entitled "Management of the Trust - Distribution Plan" appearing on page 121 is hereby replaced as set forth below:

         DISTRIBUTION PLAN. Until November 18, 2004, the Trust utilized a Distribution Plan (the "Distribution Plan") under Rule 12b-1 under the Investment Company Act of 1940 to permit American Skandia Marketing, Incorporated ("ASM") and Prudential Investment Management Services LLC ("PIMS"), both affiliates of ASISI and PI (each a "Distributor" and together the "Distributors") to receive brokerage commissions in connection with purchases and sales of securities held by the Portfolios, and to use these commissions to promote the sale of shares of the Portfolios. Under the Distribution Plan, transactions for the purchase and sale of securities for a Portfolio were directed to certain brokers for execution ("clearing brokers") who agreed to pay part of the brokerage commissions received on these transactions to a Distributor for "introducing" transactions to the clearing broker. In turn, a Distributor used the brokerage commissions received as an introducing broker to pay various distribution-related expenses, such as advertising, printing of sales materials, and payments to dealers. The Portfolios did not pay any separate fees or charges under the Distribution Plan, and it was expected that the brokerage commissions paid by a Portfolio would not increase as the result of the Distribution Plan. The Distribution Plan was terminated by the Board of Trustees of the Trust effective November 18, 2004.

         The following sentence is added to the end of footnote (1) to the fee table on pages 41-42:

         The Distribution Plan was terminated by the Board of Trustees of the Trust effective November 18, 2004.

         The section of the Statement of Additional Information entitled "Sale of Shares - Distribution Plan" appearing on page 284 is hereby replaced as set forth below:

                  DISTRIBUTION PLAN. Until November 18, 2004, the Trust utilized a Distribution Plan (the "Distribution Plan") under Rule 12b-1 under the 1940 Act to permit American Skandia Marketing, Incorporated ("ASM"), an affiliate of ASISI, to receive brokerage commissions in connection with purchases and sales of securities held by the Portfolios, and to use these commissions to promote the sale of shares of the Portfolios. A description of the Distribution Plan in effect until November 18, 2004 is set forth below.

           Prudential Investment Management Services LLC ("PIMS") was co-distributor under the Distribution Plan along with ASM (each a "Distributor" and together the "Distributors"). Under the Distribution Plan, ASM was permitted to use the brokerage commissions received to pay various distribution-related expenses, such as advertising, printing of sales materials, training sales personnel, and paying marketing fees requested by broker-dealers who sell variable annuity contracts and variable life insurance policies the premiums for which were invested in Shares of the Trust ("variable contracts"). ASM received compensation under the Distribution Plan regardless of whether it actually used such compensation to pay distribution expenses. However, it was anticipated that amounts received by ASM under the Distribution Plan would be used entirely to pay distribution expenses and administrative expenses relating to implementation and operation of the Distribution Plan, and that ASM likely would not earn a profit directly from the compensation received under the Distribution Plan. During the year ended December 31, 2003, ASM received $8,091,627 from the Portfolios under the Distribution Plan, all of which was used by ASM to provide compensation to broker-dealers.

         The Distribution Plan was adopted by a majority vote of the Trustees of the Trust, including at least a majority of Trustees who are not "interested persons" of the Portfolios (as defined in the 1940 Act) and who do not have any direct or indirect financial interest in the operation of the Distribution Plan, cast in person at a meeting called for the purpose of voting on the Plan. In approving the Distribution Plan, the Trustees of the Trust considered, among other factors, that the Distribution Plan could improve a Distributor's ability to attract new investments in the Portfolios by enabling it to compensate broker-dealers selling variable products adequately and in the most effective manner, and that the resulting increase in the Portfolios' assets should enable the Portfolios to achieve greater economies of scale and lower their per-share operating expenses. The Trustees of the Trust believed that there is a reasonable likelihood that the Distribution Plan would benefit each Portfolio and its shareholders in the manner contemplated. The Distribution Plan was also approved by a majority of the outstanding voting securities of each Portfolio.

         Under the terms of the Distribution Plan, ASM provided to each Portfolio, for review by the Trustees of the Trust, a quarterly written report of the amounts received by ASM under the Plan, the amounts expended under the Plan, and the purposes for which such expenditures were made. The Trustees of the Trust reviewed such information on compensation and expenditures in considering the continued appropriateness of the Distribution Plan.

         The distribution expenses paid under the Distribution Plan were intended to result in the sale of variable products, the assets attributable to which may have been invested in various Portfolios of the Trust. As a result, brokerage commissions incurred by a Portfolio under the Distribution Plan may have been used in a manner that promoted the sale of shares of other Portfolios. Distribution expenses were allocated among the Portfolios on different bases (E.G., relative asset size and relative new sales of the Portfolios) depending on the nature of the expense and the manner in which the amount of such expense was determined.

         The Distribution Plan was terminated by the Board of Trustees of the Trust effective November 18, 2004.